EXHIBIT 99.3


                                         Our ref  SGB02C-ReportConsent-L2503-AJY

The Directors
St. George Bank Limited
Level 4
4-16 Montgomery Street                         Contact  Andrew Yates - 9335 7545
Kogarah NSW 2217



11 April 2002


Dear Sirs

CRUSADE GLOBAL TRUST NO.1 OF 1999

This consent is given by KPMG concerning the submission of the 20F report to the SEC for the year ended 30 September 2001 in respect of the Crusade Global Trust No.1 of 1999.

KPMG consents to its agreed upon procedures letter dated 30 November 2001 in respect of the Crusade Global Trust No.1 of 1999 for the year ended 30 September 2001, being included in the submission of the 20F report.


Yours faithfully

/s/ Andrew Yates

Andrew Yates